Exhibit (a)(1)(iii)

RECOMMENDATION TO REJECT THE UNSOLICITED
MACKENZIE TENDER OFFER

If you are considering selling your shares of common stock in GTJ REIT, Inc. (“GTJ”) to MacKenzie Realty Capital, Inc. and MacKenzie NY Real Estate 2 Corp. (together, “MacKenzie”), please read all of the information below and please also consider the information below and enclosed regarding GTJ’s concurrent self-tender offer.  If not for the MacKenzie offer, GTJ would not be making the self-tender offer.  GTJ has commenced the self-tender offer only (i) to deter MacKenzie and other potential future bidders that may try to exploit the illiquidity of shares of GTJ’s common stock and acquire these shares at prices substantially below their fair value and (ii) to provide stockholders who desire immediate liquidity an alternative to the MacKenzie offer at a 7.7% premium to the MacKenzie offer price.

January 26, 2018

Dear GTJ REIT Stockholder:

I am writing to you on behalf of the board of directors (the “Board”) of GTJ REIT, Inc. (“GTJ”) to notify you about an unsolicited tender offer being made for your shares of GTJ’s common stock (the “Shares”) by MacKenzie Realty Capital, Inc. and MacKenzie NY Real Estate 2 Corp. (together, “MacKenzie”), that we believe is a predatory attempt to purchase your Shares at an unacceptably low price (the “MacKenzie Offer”).  On January 16, 2018, MacKenzie notified GTJ that it intended to make the MacKenzie Offer and on January 22, 2018 filed the MacKenzie Offer materials with the Securities and Exchange Commission (the "SEC").  You may have already received MacKenzie’s Offer materials. MacKenzie is offering to purchase up to an aggregate of 750,000 Shares at a price of $6.50 per Share in cash. The expiration date of the MacKenzie Offer is March 2, 2018 (unless extended or withdrawn).

In response to the MacKenzie Offer, on January 26, 2018, GTJ commenced a self-tender offer (the “Company Offer”) for up to 750,000 Shares at a price of $7.00 per Share.  The Company Offer will be paid in cash, less the withholding of any applicable taxes and without interest, as further described in the Offer to Purchase, the Letter of Transmittal and other related materials enclosed herewith and filed with the SEC on January 26, 2018.  The Company Offer will expire on March 5, 2018 (unless extended or withdrawn).  Upon expiration, payment for the Shares accepted for purchase in the Company Offer will occur promptly in accordance with applicable law.  Questions and requests for assistance or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and other related materials may be directed to GTJ by phone at (516) 693-5500 or by mail at 60 Hempstead Avenue, Suite 718, West Hempstead, NY 11552; Attention: Stuart Blau.  GTJ will promptly furnish to stockholders additional copies of the materials at its own expense.  Stockholders may also contact their financial advisor for assistance concerning the Company Offer.

Exhibit (a)(1)(iii)

The Board believes that both the MacKenzie Offer price of $6.50 per Share and the Company Offer price of $7.00 per Share are well below the current and potential long-term value of the Shares.  This belief is based on, among other things, the most recent estimated net asset value per Share (the  "Estimated NAV per Share") of $13.94 approved by the Board.  The price offered by MacKenzie is 53.4% below the Estimated NAV per Share, and the price offered by GTJ is 49.8% below the Estimated NAV per Share.  If not for the MacKenzie Offer, GTJ would not be making the Company Offer.  GTJ is making the Company Offer only to deter MacKenzie and other potential future bidders that may try to exploit the illiquidity of Shares and acquire them from the Company’s stockholders at prices substantially below their fair value and to provide stockholders who desire immediate liquidity an alternative to the MacKenzie Offer at a 7.7% premium to the MacKenzie Offer price.  The Company Offer is in no way intended to suggest that $7.00 per Share is the fair value of Shares.

Accordingly, the Board strongly and unanimously recommends that GTJ’s stockholders reject both the MacKenzie Offer and the Company Offer and DO NOT tender their Shares to either MacKenzie or GTJ.

The Board and GTJ believe that the MacKenzie Offer is a predatory attempt to purchase Shares at a deeply discounted price and make a profit at the expense of stockholders who tender their Shares in the MacKenzie Offer, who will, as a result, be deprived of the potential opportunity to realize the full long-term value of their Shares.  In evaluating the terms of the MacKenzie Offer, the Board has: (1) consulted with members of GTJ’s management and such legal and other advisors as deemed appropriate by the Board; (2) reviewed the terms and conditions of the MacKenzie Offer; (3) considered other information relating to GTJ’s historical financial performance, portfolio of assets and future opportunities; (4) evaluated various factors it deemed relevant in light of its knowledge of GTJ’s business, financial condition, portfolio of assets and future prospects; and (5) taken into account the fact that MacKenzie is making the MacKenzie Offer for investment purposes and with the intention of making a profit from the ownership of the Shares.

The following are the material factors considered by the Board in evaluating the MacKenzie Offer:

(i)

The Board believes that the MacKenzie Offer represents a predatory attempt by MacKenzie to purchase the Shares at a substantially discounted share price and make a profit and, as a result, deprive any Company stockholders who tender their Shares of the potential opportunity to realize the long-term value of their investment in GTJ. However, the Board notes that because GTJ is a non-exchange traded REIT, there is a limited market for GTJ’s common stock, and there can be no certainty regarding the long-term value of GTJ’s common stock. GTJ, effective January 1, 2017, implemented a share repurchase program (the “SRP”) in order to provide the stockholders with interim liquidity and believes participation in the SRP provides a significantly better price for GTJ’s stockholders. The SRP, however, is subject to certain terms and conditions, including a $1 million aggregate annual limit on redemptions.

(ii)

An affiliate of MacKenzie attempted a similar tender offer of the Shares approximately ten years ago and not a single stockholder tendered a single Share.  Since that time, GTJ’s portfolio has grown from seven properties consisting of 0.56 million square feet to 49 properties consisting of 5.95 million square feet.

Exhibit (a)(1)(iii)

(iii)

MacKenzie states that the MacKenzie Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and admits that in establishing the purchase price of $6.50 per Share, it was “motivated to establish the lowest price which might be acceptable” to GTJ’s stockholders. Moreover, MacKenzie acknowledges that it has “not made an independent appraisal of the Shares or the [Company’s] properties” and that MacKenzie is “not qualified to appraise real estate.”

(iv)

MacKenzie has engaged an affiliated depositary for the MacKenzie Offer. As a result, there is no independent third party holding funds for MacKenzie for payment of the MacKenzie Offer price that can independently verify that such funds are available for payment, and MacKenzie may have access to the Shares tendered by stockholders before all conditions to the MacKenzie Offer have been satisfied and tendering stockholders have been paid.

(v)

MacKenzie expressly reserves the right to amend the terms of the MacKenzie Offer, including by decreasing the $6.50 per Share offer price or by changing the number of Shares being sought or the type of consideration, at any time before the MacKenzie Offer expires.

In light of the foregoing factors, the Board strongly and unanimously recommends that GTJ’s stockholders reject the MacKenzie Offer. Each stockholder must independently evaluate whether to tender its Shares to Mackenzie pursuant to the MacKenzie Offer.

The Board understands that you must make your own independent decisions whether to tender or refrain from tendering your Shares to MacKenzie or to GTJ. We strongly urge you to carefully consider all aspects of the MacKenzie Offer and the Company Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences and (v) other factors you determine are relevant to your decision. You should carefully review all of the MacKenzie Offer documents sent to you, or published, by MacKenzie and the Company Offer documents sent to you by GTJ, as well as GTJ’s publicly available annual, quarterly and other reports, and consult with your own financial, tax and other advisors in evaluating the MacKenzie Offer and the Company Offer before deciding whether to tender your Shares.

To reject the MacKenzie Offer, simply ignore it; you do not need to respond to anything. If you have already agreed to tender your Shares pursuant to the MacKenzie Offer, you may withdraw your acceptance of the MacKenzie Offer by the notifying MacKenzie at any time prior to the termination of the MacKenzie Offer.

The procedures required to tender your Shares in the Company Offer depend on how you hold your Shares.

If your Shares are registered in your name (for example, you are an individual who is the record and beneficial owner of the Shares) and you would like to tender all or a portion of your Shares, you must properly complete and sign a Letter of Transmittal and deliver it to American Stock Transfer, the Depositary for the Company Offer (the “Depositary”).

If you hold your Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company, custodian or other nominee and you are not the holder of record on

Exhibit (a)(1)(iii)

GTJ’s books, you must contact your broker, dealer, commercial bank, trust company, custodian or other nominee and comply with their policies and procedures and provide them with any necessary paperwork in order to have them tender your Shares.  STOCKHOLDERS HOLDING THEIR SHARES THROUGH A BROKER, DEALER COMMERCIAL BANK, TRUST COMPANY, CUSTODIAN (SUCH AS AN IRA ACCOUNT) OR OTHER NOMINEE MUST NOT DELIVER A LETTER OF TRANSMITTAL DIRECTLY TO THE DEPOSITARY (American Stock Transfer).  The broker, dealer, commercial bank, trust company, custodian or other nominee holding your Shares must submit the Letter of Transmittal that pertains to your Shares to the Depositary on your behalf.  Such stockholders are urged to consult such broker, dealer, commercial bank, trust company, custodian or other nominee as soon as possible if they wish to tender Shares.

See the Offer to Purchase for further details as to the appropriate procedures required to tender your Shares.

In summary, we believe the MacKenzie Offer represents a predatory attempt by MacKenzie to catch current stockholders of GTJ off-guard and acquire the Shares at a substantial discount in order to make a profit and, as a result, deprive the stockholders that tender their Shares of the potential long-term value of the Shares. If not for the MacKenzie Offer, GTJ would not be making the Company Offer.  GTJ is making the Company Offer only to deter MacKenzie and other potential future bidders that may try to exploit the illiquidity of Shares and acquire them from the Company’s stockholders at prices substantially below their fair value and to provide stockholders who desire immediate liquidity an alternative to the MacKenzie Offer at a 7.7% premium to the MacKenzie Offer price.

PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.

Should you have any questions or need further information about your options, please feel free to contact GTJ REIT, Inc., 60 Hempstead Avenue, Suite 718, West Hempstead, NY 11552, Attention: Stuart Blau (telephone number: (516) 693-5500; email: sblau@gtjreit.com).

Sincerely,

/s/ Paul Cooper

Name: Paul Cooper

Title: Chief Executive Officer and

          Chairman of the Board

Exhibit (a)(1)(iii)

Cautionary Note Regarding Forward-Looking Statements

Certain statements of GTJ included in this letter that are not historical fact (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performances, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential,” or the negative of such terms and other comparable terminology. The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgements with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in GTJ’s SEC reports, including, but not limited to, the risk factors provided in GTJ’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. These factors include, but are limited to: changes in economic conditions generally and the real estate markets specifically; risks inherent in the real estate business, including tenant defaults, potential liability relating to environmental matters and the lack of liquidity of real estate investments; GTJ’s ability to retain its executive officers and other key personnel and affiliates; legislative or regulatory changes (including changes to laws governing the taxation of real estate investment trusts); and GTJ’s ability to generate sufficient cash flows to pay distributions to its stockholders; and the availability of capital.

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